



05035512

SEC..................................SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Drive, Suite E
                                  (No. and Street)

De Pere, WI   54115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Schueler   920-347-3400
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith J. Brunette, CPA   920-592-0400
                              (Name – if individual, state last, first, middle name)

808 Bay Land Court	Green Bay, WI 54304		
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Kenneth R. Schueler_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____KCD Financial, Inc._____ , as of _____December 31_____ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President/CEO_____
Title

Dianne M. Gann
Brown County, WI Notary Public _Comm. Exp. 7.22.2007_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.

De Pere, Wisconsin

FINANCIAL STATEMENTS

Including Accountants' Review Report

December 31, 2004 and 2003

KCD Financial, Inc.

TABLE OF CONTENTS

Keith J. Brunette, CPA
808 Bay Land Court
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 592-9314

February 22, 2005

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCD Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures, and of the practices and procedures that can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2004. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at KCD Financial, Inc. to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Keith J. Brunette, CPA
808 Bay Land Court
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 592-9314

ACCOUNTANTS' AUDIT REPORT

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

We have audited the accompanying Balance Sheet of KCD Financial, Inc. as of December 31, 2004 and 2003, and the related statements of Income, Retained Earnings, Changes in Stockholders' Equity, Cash Flows, and the computation of Net Capital. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited FOCUS Part IIA. Reconciliation between the audited computation and the unaudited information provided by the company on FOCUS Part IIA is part of this report.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures of systems of the company.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2004, and results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.

Sincerely,

Keith Brunette CPA

KCD Financial, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS	2004	2003
CURRENT ASSETS		
Cash in Bank - Associated Bank	$51,684	$40,286
Petty Cash	48	48
Accounts Receivable - Concessions	33,736	2,694
Accounts Receivable - SWS	7,560	
Misc. Rep. Renewals	12,623	
TOTAL CURRENT ASSETS	$105,652	$43,028
FIXED ASSETS		
Vehicles	$15,000	
Equipment	19,826	$18,593
Furniture and Fixtures	6,647	6,647
Leasehold Improvements	1,349	1,349
Accumulated Depreciation	(16,191)	(4,087)
TOTAL FIXED ASSETS	$26,631	$22,502
OTHER ASSETS		
(Cash segregated under federal and other regulations)		
Investment	$30,089	$30,000
Organizational Costs (net of amortization)	3,452	4,393
Loan to Shareholders	14,537	25,831
Branch Office Advance	7,390	9,208
TOTAL OTHER ASSETS	$55,468	$69,432
TOTAL ASSETS	**$187,750**	**$134,962**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES		
Accrued Commissions Payable	30,700	
Credit Card Payable	1,161	$135
FICA Taxes Payable	5,016	1,601
State Withholding Payable	1,120	333
Federal Unemployment Payable	115	187
State Unemployment Payable	652	1,025
TOTAL CURRENT LIABILITIES	38,764	3,281

See accompanying notes to financial statements and accountants' audit report

STOCKHOLDER'S EQUITY

Common stock, .0001 Par Value - 50,000 shares registerd with State	$105,150	$55,000
10,000 Board Authorized to be Issued		
8,433 shares actually issued		
Preferred stock $25 Par Value	$225,000	$200,000
10,000 Authorized		
9,000 Issued		
Retained Earnings	(181,164)	(123,320)
TOTAL EQUITY	$148,986	$131,680
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$187,750**	**$134,962**

KCD Financial, Inc.
Statement of Income and Retained Earnings
December 31, 2004

	2004	2003
OPERATING REVENUES		
Concessions	$450,785	$14,207
Mac Fees	121,856	
Other Operating Revenue	68,534	21,071
TOTAL REVENUE	$641,175	$35,278
OPERATING EXPENSES		
Commissions	442,312	30,078
Mac Rep Bonus	80,792	
Shareholder Contract Fee	863	
Cost of Labor	78,249	66,011
Operating Expenses	96,803	62,510
TOTAL OPERATING EXPENSES	699,019	$128,521
OPERATING LOSS	($57,844)	($93,243)
PROVISION FOR INCOME TAXES		$0
NET LOSS	($57,844)	($93,243)
BEGINNING RETAINED EARNINGS	(123,320)	$0
ENDING RETAINED EARNINGS	($181,164)	($93,243)

KCD Financial, Inc.
Statement of Cash Flow
December 31, 2004

	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES		
Net Operating Loss	($57,844)	($123,320)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Amortization	941	314
Depreciation	12,104	4,087
Increase in Receivables	(38,114)	(37,733)
Increase in Payables	35,483	3,281
Net Cash Produced by Operating Activities	(47,430)	(153,370)
CASH FLOW FROM INVESTING ACTIVITIES:		
Sale of Stock	75,150	255,000
Purchase of Assets	(16,233)	(26,589)
Organization Costs		(4,707)
Investment	(89)	(30,000)
Net Cash Produced by Investment Activities	58,828	193,705
Net Increase in Cash	11,398	40,334
CASH AT BEGINNING OF YEAR	40,334	0
CASH AT END OF YEAR	$51,732	$40,334

KCD Financial, Inc.
Statement of Changes in Stockholder Equity
December 31, 2004

	Capital	Retained Earnings
Beginning Balance	255,000	(123,320)
Contributed Capital	75,150	
Net (Loss)		(57,844)
Ending Balance	$330,150	($181,164)

Summary of Significant Accounting Principles

This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The company operates a brokerage services firm located in De Pere, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company currently purchases stocks and mutual funds at the request of its clients.

Basis of Accounting

The company uses tax depreciation for reporting purposes rather than method/lives required by generally accepted accounting principles.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purpose. For income tax purposes expensing elections and accelerated methods over their class life is used.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash Segregated Under Federal and Other Regulations

As required by the SEC/NASD, the Company has segregated cash of $25,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Lease Agreement

The Company entered into a lease agreement for office space for its De Pere location with Business Development Corp., commencing September 1, 2004 for a term of 3 years ending September 1, 2006, at an annual rate of $24,338 per year with 3% annual increases. The company is also responsible for all utilities. The company has an option to renew the lease for 36 months at the end of the lease term. The remaining obligation under the lease as of December 31, 2004 is $42,324.

Legal Issues
As of December 31, 2004 the company does not have any outstanding legal issues or obligations.

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

NET CAPITAL		
Total Stockholders' Equity	$148,986	$131,680
Deduct Stockholders' Equity Not allowed for Net Capital	0	0
Total Stockholders' Equity Qualified for net Capital	148,986	131,680
Deductions and/or Charges:		
Nonallowable Assets:		
Petty Cash	48	48
Company Fixed Assets	26,631	22,502
Aged Receivables - over 30 days	928	46
Receivables From Non-Customers	34,550	35,039
Other Assets	3,452	4,392
	65,609	62,027
NET CAPITAL	$83,377	$69,653
AGGREGATE INDEBTEDNESS:		
(Items included on Balance Sheet)		
Accounts Payable	31,861	135
Accrued Employer Taxes	6,903	3,146
TOTAL AGGREGATE INDEBTEDNESS	$38,764	$3,281
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Requirement:		
(based on aggregate indebtedness)	2,584	410
Minimum Dollar Requirement	25,000	25,000
Excess Net Capital	$58,377	$44,653
Excess net Capital at 1000%	$79,500	$69,324
Ratio: Aggregate Indebtedness to Net Capital	46%	4.7%

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Reconciliation of Net Capital - Part IIA
December 31, 2004

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/04	AUDIT REPORT 12/31/04	DIFFERENCE	EXPLANATION REFERENCE
ASSETS				
1. Cash	$81,773	$51,732	$30,041	1
10. Property, Furniture and Equipment	30,083	26,631	3,452	2
11. Other Assets	48	3,452	3,404	3
23.D Retained Earnings and Owner Equity	(181,164) 148,986	(181,164) 148,986	0 0	

See accompanying notes to financial statements and accountants' audit report

EXPLANATIONS:

1. Cash reserve of $30,089 is reclassified to Other Asset and Petty Cash of $48 is reclassified from Other Asset to Cash.

2. Organizational Cost of $3,452 was reclassified to Other Asset.

3. Organizational Cost of $3,452 was reclassified to Other Asset, and Petty Cash of $48 was classified as Cash.